ADITYA BIRLA GROUP

08005940

Ref: AM:PVK:1871:2008

Date:-18th November, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2008 NOV 21 A 6:55

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of our Company, M/s Singhi & Co., Kolkata, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial Results of the Company for the **Second Quarter and Half Year ended on 30th September, 2008.**

Please take the same on your record and acknowledge.

Thanking you,

PROCESSED
NOV 25 2008
THOMSON REUTERS

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
Vice President &
Company Secretary

Encl:- as above

Singhi & Co.
Chartered Accountants

EMERALD HOUSE, 4th Floor, 1B, OLD POST OFFICE STREET, KOLKATA-700 001 ✆ : +91(0)33-2248-4573/4577, 3022 4333, Fax : +91(0)33-2230-7146
e-mail : kolkata@singhico.com Website : www.singhico.com

REVIEW REPORT

To,
The Board of Directors,
Hindalco Industries Limited
"Century Bhavan", 3rd Floor,
Dr. Annie Besant Road, Worli,
Mumbai – 400 030

We have reviewed the accompanying statement of Un-audited Financial Results of **M/s. HINDALCO INDUSTRIES LIMITED** for the quarter ended 30th September, 2008. This Financial statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, *Engagements to Review Financial Statements* issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of Un-audited Financial Results prepared in accordance with applicable Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

For Singhi & Co.
Chartered Accountants

Rajiv Singhi

(Rajiv Singhi)
Partner
Membership No.53518

Camp : Mumbai

1B, Old Post Office Street,
Kolkata – 700001
Dated, the 31st day of October, 2008.

HINDALCO

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2008

(Rupees in Crores)

	Particulars	Quarter ended 30/09/2008 (Unaudited)	Quarter ended 30/09/2007 (Unaudited)	Half year ended 30/09/2008 (Unaudited)	Half year ended 30/09/2007 (Unaudited)	Year ended 31/03/2008 (Audited)
1	**Net Sales & Operating Revenues**	**5,683.18**	**4,966.93**	**10,330.71**	**9,652.07**	**19,201.03**
	(a). Net Sales	5,636.56	4,900.70	10,255.71	9,498.16	18,909.08
	(b). Operating Revenues	46.62	66.23	75.00	153.91	291.95
2	**Expenditure**	**4,848.93**	**4,189.99**	**8,704.22**	**8,137.78**	**16,387.73**
	(a). (Increase)/Decrease in Stock	49.78	285.93	(199.33)	55.22	(137.03)
	(b). Consumption of Raw Materials	3,383.35	2,831.44	6,326.61	5,949.41	12,051.72
	(c). Purchase of Traded Goods	96.76	8.35	100.14	15.85	92.52
	(d). Employees Cost	167.37	157.67	316.76	291.32	621.22
	(e). Power and Fuel	614.27	457.52	1,168.63	881.25	1,910.83
	(f). Depreciation	159.15	145.47	315.95	289.22	587.81
	(g). Other Expenditure	378.25	303.61	675.46	655.51	1,260.66
3	**Profit before Other Income & Interest**	**834.25**	**776.94**	**1,626.49**	**1,514.29**	**2,813.30**
4	**Other Income**	**176.77**	**109.74**	**391.43**	**234.36**	**492.94**
5	**Profit before Interest**	**1,011.02**	**886.68**	**2,017.92**	**1,748.65**	**3,306.24**
6	**Interest**	**85.50**	**63.30**	**161.62**	**119.56**	**280.63**
7	**Profit before Tax**	**925.52**	**823.38**	**1,856.30**	**1,629.09**	**3,025.61**
8	**Tax Expenses**	**205.57**	**180.81**	**439.59**	**387.90**	**164.67**
	(a). Current Year	205.57	180.81	439.59	387.90	705.34
	(b). Adjustment for earlier years (Net)	-	-	-	-	(540.67)
9	**Net Profit**	**719.95**	**642.57**	**1,416.71**	**1,241.19**	**2,860.94**
10	**Paid-up Equity Share Capital**					
	(Face Value : Re 1/- per Share)	**122.71**	**111.10**	**122.71**	**111.10**	**122.65**
11	**Reserves**					**17,173.66**
12	**Earning Per Share (EPS)**					
	(a). Basic EPS (Rs.)	5.87	5.78	11.55	11.21	24.51
	(b). Diluted EPS (Rs.)	5.87	5.78	11.54	11.21	24.38
	(c). Basic EPS before Tax adjustment for earlier years (Rs.)	5.87	5.78	11.55	11.21	19.88
	(d). Diluted EPS before Tax adjustment for earlier years (Rs.)	5.87	5.78	11.54	11.21	19.77
13	**Public Shareholding**					
	(a). Number of shares			710,187,071	682,446,344	706,799,806
	(b). Percentage of shareholding			57.89%	55.61%	57.60%

k

HINDALCO

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Crores)

Particulars	Quarter ended 30/09/2008 (Unaudited)	Quarter ended 30/09/2007 (Unaudited)	Half year ended 30/09/2008 (Unaudited)	Half year ended 30/09/2007 (Unaudited)	Year ended 31/03/2008 (Audited)
1. **Segment Revenue**					
(a) Aluminium	2,120.51	1,792.24	4,063.51	3,553.21	7,144.94
(b) Copper	3,565.26	3,178.32	6,271.83	6,104.50	12,065.51
	5,685.77	4,970.56	10,335.34	9,657.71	19,210.45
Less: Inter Segment Revenue	(2.59)	(3.63)	(4.63)	(5.64)	(9.42)
Net Sales & Operating Revenues	**5,683.18**	**4,966.93**	**10,330.71**	**9,652.07**	**19,201.03**
2. **Segment Results**					
(a) Aluminium	715.09	661.85	1,465.44	1,300.10	2,423.10
(b) Copper	138.12	126.09	212.45	238.40	503.36
	853.21	787.94	1,677.89	1,538.50	2,926.46
Less: Interest	(85.50)	(63.30)	(161.62)	(119.56)	(280.63)
	767.71	724.64	1,516.27	1,418.94	2,645.83
Add: Other un-allocable Income net of un-allocable Expenses	157.81	98.74	340.03	210.15	379.78
Profit before Tax	**925.52**	**823.38**	**1,856.30**	**1,629.09**	**3,025.61**
3. **Capital Employed**					
(a) Aluminium	8,764.61	7,683.48	8,764.61	7,683.48	8,008.27
(b) Copper	6,820.35	5,865.08	6,820.35	5,865.08	5,396.72
	15,584.96	13,548.56	15,584.96	13,548.56	13,404.99
Un-allocable/ Corporate	14,738.31	10,792.32	14,738.31	10,792.32	13,683.08
Total Capital Employed	**30,323.27**	**24,340.88**	**30,323.27**	**24,340.88**	**27,088.07**

HINDALCO

ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. The Company raised Rs. 2,223.29 crores from a rights issue in January 2006. The issue was made to part finance various brownfield and greenfield projects.

   The brownfield expansions of Muri Alumina and Hirakud Aluminum are in the final stages of commissioning. However the Belgaum Alumina project could not be started due to non-allotment of bauxite mines. The greenfield projects namely Aditya Aluminium and Utkal Alumina are at various stages of implementation but have been delayed due to delay in securing regulatory approvals.

   The proceeds of the rights issue aggregating to Rs. 2,223.29 crores have been utilized for the purpose of defraying issue related expenses of Rs.36.60 crores and subscription to shares of a subsidiary company to the extent of Rs. 504.06 crores while the balance amount is temporarily invested in short term liquid securities. Further, in the Annual General Meeting held on 19th September 2008 the shareholders of the Company have approved, under section 61 of the Companies Act, 1956, utilization of the rights issue proceeds for the purpose of repayment of bridge loan taken for acquisition of Novelis Inc. and other general corporate purpose, in addition to the utilization of issue proceeds as discussed in the rights issue letter of offer dated 25th November 2005.

2. The Company has issued 525,802,403 equity shares of Re 1 each on rights basis at a price of Rs 96 per share as fully paid-up vide Letter of Offer dated 13th September, 2008 against which allotment has been made for 473,398,534 equity shares on 23rd October, 2008. The net proceeds of the issue are being utilized to part-finance repayment of bridge loan taken for acquisition of Novelis Inc. during last year.

3. During the quarter, the Company has issued 227,454 equity shares of Re 1 each, fully paid-up, under Employees Stock Option Scheme.

4. The Company has forfeited during the quarter 485,749 equity shares of Re 1 each relating to previous rights issue due to non-payment of call money.

5. In pursuance of announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India on Accounting for Derivatives, mark to market gains on outstanding derivative instruments as on 30th September, 2008 stood at Rs. 164 crores, arising from hedging transactions undertaken by the Company for its commodities and foreign currency related exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and all the derivatives entered into by the Company are to mitigate or offset the risks that arise from their normal business activities only. The above mark to market gain is expected to be offset through future cash flows. The Company is taking steps for early adoption of Accounting Standard (AS) 30 on Financial Instruments: Recognition and Measurement. Pending adoption of AS 30, the Company has not accounted for the gains on mark to market basis.

6. A new company namely, MNH Shakti Limited has been formed in July, 2008 jointly with Mahanadi Coalfields Ltd. and Neyveli Lignite Corporation Ltd. as per the condition of allotment letter of Ministry of Coal for the purpose of exploration of the coal block allotted by the Government in the state of Orissa. The Company's holding in the new entity is 15% while Mahanadi Coalfield Ltd. holds 70% and Neyveli Lignite Corporation Ltd. holds 15%.

7. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st July, 2008	Received	Resolved	Pending as on 30th September, 2008
0	25	25	0

8. Figures of previous periods have been regrouped wherever necessary.

9. Figures of corresponding quarter and six months of previous year have been recast to reflect effect of amalgamation of Indian Aluminium Company, Limited effective 1st April, 2007.

10. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Friday, 31st October, 2008. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
D. Bhattacharya
Managing Director

Place : Mumbai
Dated: 31st October, 2008

END